KOKOMO ENTERPRISES INC.

NEWS RELEASE

Symbols:  CNSX: KKO

                 OTC Bulletin Board:  KKOEF

Corporate Update

Vancouver, BC, August 23, 2011.  Kokomo Enterprises Inc. (the “Company” or “Kokomo”).  Further to the Company’s News Release dated May 18, 2011, the Company reports that to date the Company has not entered into a Definitive Property Option Agreement with the Arqueana Group in respect to Arqueana’s Assets.  The Company is presently in communications with the Arqueana Group in order to re-negotiate the terms and conditions that were outlined in the LOI.

Further to the Company’s News Release dated May 31, 2011, the Company reports that Tetra Tech – Wardrop (“Tetra Tech”) has completed technical due diligence on Arqueana’s Assets and has prepared a Technical Report (the “Report”) on these.  The Report has been prepared in accordance with National Instrument NI 43-101 (the “Instrument”) and 43-101F1 and has an effective date of August 12, 2011.

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The Report recommends a Phase I exploration program with the object of compiling all available geological knowledge on which to establish priority exploration targets.  The proposed exploration budget for Phase I is estimated to be Cdn $155,000.

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Contingent on the positive results that may be obtained from the Phase I exploration program, the Report recommends a Phase II exploration program consisting of geophysical surveys on the priority targets that may be established during the Phase I exploration program.  The proposed exploration budget for Phase II is estimated to be Cdn $291,000.

The Report was prepared by Mr. Paul Daigle, P. Geo., a Senior Geologist with Tetra Tech, and a Qualified Person as defined by the Instrument.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board of

Kokomo Enterprises Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this news release which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as the completion of the contemplated transaction.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties such as the risk that the closing of the contemplated transaction may not occur for any reason.

Trading in the securities of the Company should be considered speculative.

KOKOMO ENTERPRISES INC.

Suite 1000, 1177 West Hastings St.

Vancouver, BC  V6E 2K3

Tel: 604 681-1519  Fax: 604 681-9428

www.kokomoenterprises.ca   email: info@kokomoenterprises.ca